Filed by Equifax Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: TALX Corporation
Commission File No.: 000-21465

Company At-A-Glance

Company Overview

•                  Headquartered in Atlanta, Equifax (NYSE:EFX) is a $1.55 billion global information solutions company and member of the S&P 500, with a heritage dating back 108 years.

•                  With more than 4,900 employees, the company’s presence spans three continents and 14 countries in North America, Latin America and Europe.

•                  With its unique data assets, technology leadership and advanced analytics, Equifax provides solutions that help businesses make critical decisions and stay ahead in the marketplace.

Our Businesses

•                  U.S. Information Solutions, Equifax’s largest business unit, provides solutions in the areas of U.S. consumer reporting, mortgage reporting, credit marketing services and direct marketing services. These solutions utilize Equifax’s enabling technologies and modeling and analytical solutions to help customers simplify business processes and drive profitable growth.

•                  North America Commercial Solutions is a significant growth driver for Equifax and includes the company’s U.S. and Canada Commercial Solutions business as well as its recent acquisition of Austin-Tetra, a business-to-business data management solutions company.

•                  Equifax Personal Solutions is the company’s trusted consumer brand that provides solutions and resources designed to help individuals make informed credit and purchasing decisions.

•                  With 2,100 employees, Equifax’s International Business Unit is a leading provider of commercial and consumer credit and risk management solutions throughout Canada, Latin America and Europe.

Awards and Industry Recognition

Equifax’s commitment to best practices and innovation has enabled the company to achieve numerous industry accolades including:

•                  Named among the top 10 on Forbes list of America’s Best Managed Companies, January 2006

•                  Ranked among the top 10 on the Georgia 100 list of leading companies, Atlanta Journal Constitution, May 2006

•                  Ranked #3 overall and #2 among financial services companies on the InformationWeek 500 list of innovative users of technology, 2005

•                  Lauded as top 100 mortgage technology vendor by Mortgage Technology, 2005

By the Numbers

•                      Equifax’s proprietary databases contain information on more than 300 million consumers and 100 million commercial entities worldwide.

•                      Nearly 1,000 organizations, including some of the world’s largest banks and financial institutions and five of the top eight U.S. card processors rely on Equifax’s technology solutions.

•                      More than 30 of the top 50 banks rely on our credit risk decisioning and loan origination solutions, as ranked by American Banker.

•                      Over 11 million U.S. consumers have purchased Equifax Personal Solutions credit and identity theft products and resources.

•                      Equifax maintains the industry’s largest telecommunications database used by every major telco provider to predict the likelihood of an applicant or established customer becoming a credit risk.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Equifax will be filed with the SEC.  Equifax and TALX shareholders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Equifax, TALX, and the proposed transaction.  The final proxy statement/prospectus will be mailed to shareholders of TALX.  Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Equifax and TALX, without charge, at the SEC’s web site (http://www.sec.gov).  Free copies of Equifax’s SEC filings are also available on Equifax’s website (www.equifax.com) and free copies of TALX’s SEC filings are also available on TALX’s website (www.talx.com).  Free copies of Equifax’s filings also may be obtained by directing a request to Equifax, Investor Relations, by phone to (404) 885-8000, in writing to Jeff Dodge, Vice President—Investor Relations, or by email to investor@equifax.com.  Free copies of TALX’s filings may be obtained by directing a request to TALX Investor Relations, by phone to (314) 214-7252, in writing to Janine A. Orf, Director of Finance, or by email to jorf@talx.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Equifax, TALX and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from TALX’s shareholders with respect to the proposed transaction.  Information regarding the directors and executive officers of Equifax is included in its definitive proxy statement for its 2006 Annual Meeting of Shareholders filed with the SEC on April 12, 2006.  Information regarding the directors and officers of TALX is included in the definitive proxy statement for TALX’s 2006 Annual Meeting of Shareholders filed with the SEC on July 24, 2006.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction.